SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED
(Exact name of Registrant as specified in its Charter)

13/F Warwick House
TaiKoo Place
979 King’s Road, Quarry Bay
Special Administration Region of Hong Kong
People’s Republic of China
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .

This report consists of copies of:

(i)	the public announcement in Hong Kong regarding the interim results for the six months ended June 30, 2004 of the Registrant;

(ii)	the press release regarding the interim results for the six months ended June 30, 2004;

(iii)	the interim report for the six months ended June 30, 2004; and

(iv)	the public announcement in Hong Kong regarding the resignation of a director of the Company with effect from September 24, 2004;

all of which are required by The Stock Exchange of Hong Kong Limited to be disclosed to the Registrant’s shareholders or made public in Hong Kong.

ANNOUNCEMENT — INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2004
PRESS RELEASE — INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2004
SUNDAY INTERIM REPORT 2004
Corporate Information
Condensed Consolidated Profit and Loss Account
Condensed Consolidated Balance Sheet
Statement of Changes in Shareholders’ Equity
Condensed Consolidated Cash Flow Statement
Notes to the Condensed Consolidated Accounts
Management Discussion and Analysis
Other Information
ANNOUNCEMENT — RESIGNATION OF DIRECTOR
SIGNATURE

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE 2004
(Hong Kong dollar is translated to United States dollar at a rate of HK$7.8 to US$1.0)

•	Net profit up 38% to HK$18 million

•	4% rise in post-paid subscribers

•	38% rise in data service revenues

•	Churn improved by 35%

•	Focus on 3G future

RESULTS

The Directors of SUNDAY Communications Limited (“the Company”) are pleased to present the consolidated profit and loss account for the six months ended 30th June 2004 and the consolidated balance sheet as at 30th June 2004 of the Company and its subsidiaries (“the Group”), all of which are unaudited and condensed.

1

Condensed Consolidated Profit and Loss Account
For the six months ended 30th June 2004

		Unaudited
		Six months ended 30th June
		2004	2004	2003
	Notes	US$'000	HK$'000	HK$'000

Mobile services		66,799	521,034	582,517
Sales of mobile phones and accessories		6,917	53,953	65,432

Turnover	1	73,716	574,987	647,949
Cost of inventories sold and services provided		(21,028)	(164,023)	(171,120)

Gross profit		52,688	410,964	476,829

Other revenues		222	1,728	1,532
Network costs		(15,943)	(124,354)	(142,207)
Depreciation		(14,793)	(115,384)	(117,433)
Rent and related costs		(2,431)	(18,965)	(25,826)
Salaries and related costs		(8,746)	(68,217)	(73,253)
Advertising, promotion and other selling costs		(5,027)	(39,209)	(53,869)
Other operating costs		(1,777)	(13,857)	(22,729)

Profit from operations	1, 2	4,193	32,706	43,044

Interest income		27	210	1,191
Finance costs		(1,823)	(14,223)	(26,791)
Share of loss from a joint venture		(33)	(256)	(3,998)

Profit for the period		2,364	18,437	13,446

Earnings per share	4	0.08 cents	0.62 cents	0.45 cents

EBITDA	5	18,986	148,090	160,477

2

Condensed Consolidated Balance Sheet
As at 30th June 2004

	Unaudited	Unaudited	Audited
	30th June	30th June	31st December
	2004	2004	2003
	US$'000	HK$'000	HK$'000

Non-current assets
Fixed assets	136,824	1,067,227	1,101,899
Prepayment of 3G Licence fees	8,547	66,667	91,667
Restricted cash deposits	218	1,699	1,699

	145,589	1,135,593	1,195,265

Current assets
Inventories	2,827	22,051	11,621
Trade receivables	10,300	80,343	81,069
Prepayment of 3G Licence fees	6,410	50,000	50,000
Deposits, prepayments and other receivables	9,486	73,987	82,677
Restricted cash deposits	—	—	209,643
Bank balances and cash	15,477	120,717	102,413

	44,500	347,098	537,423

Current liabilities
Trade payables	3,315	25,860	71,600
Other payables and accrued charges	20,725	161,652	152,791
Subscriptions received in advance	10,157	79,224	87,567
Current portion of long-term loans	19,103	149,000	296,368

	53,300	415,736	608,326

Net current liabilities	(8,800)	(68,638)	(70,903)

	136,789	1,066,955	1,124,362

Financed by:

Share capital	38,333	299,000	299,000
Reserves	53,506	417,341	398,904

Shareholders’ equity	91,839	716,341	697,904

Long-term liabilities
Long-term loans	44,740	348,971	425,000
Subscriptions received in advance	210	1,643	1,458

	44,950	350,614	426,458

	136,789	1,066,955	1,124,362

3

Notes:

1.	SEGMENT INFORMATION

The Group is principally engaged in two business segments in Hong Kong: mobile services, sales of mobile phones and accessories.

	Six months ended 30th June 2004
		Sales of
	Mobile	mobile phones
	services	and accessories	Group
	HK$'000	HK$'000	HK$'000

Turnover	521,034	53,953	574,987

Profit/(Loss) from operations	62,655	(29,949)	32,706

Interest income			210
Finance costs			(14,223)
Share of loss from a joint venture			(256)

Profit for the period			18,437

	Six months ended 30th June 2003
		Sales of
	Mobile	mobile phones
	services	and accessories	Group
	HK$'000	HK$'000	HK$'000

Turnover	582,517	65,432	647,949

Profit/(Loss) from operations	64,338	(21,294)	43,044

Interest income			1,191
Finance costs			(26,791)
Share of loss from a joint venture			(3,998)

Profit for the period			13,446

4

2.	Profit from operations

Profit from operations is stated after charging the following:

	Six months ended 30th June
	2004	2003
	HK$'000	HK$'000

Cost of inventories sold	66,999	68,406
Depreciation:
— owned fixed assets	115,384	117,195
— leased fixed assets	—	238
Loss on disposals of fixed assets	140	104
Operating leases charges:
— land and buildings, including transmission sites	91,960	104,676
— leased lines	29,676	35,247
Provision for doubtful debts	12,184	13,303

During the six months ended 30th June 2004, the Group incurred HK$13,076,000 of operating expenses in relation to the development of its 3G business after capitalisation of costs of HK$10,513,000 into fixed assets, which has been included in the Group’s results before arriving at the profit from operations.

3.	Taxation

No provision for Hong Kong profits tax has been made as the Group has sufficient tax losses brought forward to set off against the assessable profit for the six months ended 30th June 2004 (2003: Nil).

4.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share is based on the Group’s profit for the six months ended 30th June 2004 of HK$18,437,000 (2003: HK$13,446,000) and the 2,990,000,000 shares (2003: 2,990,000,000 shares) in issue during the period.

(b)	Diluted earnings per share

There is no dilutive effect upon exercise of the share options on the earnings per share for the six-month period ended 30th June 2004 and 2003 since the exercise prices for the share options were above the average fair value of the shares.

5.	EBITDA

EBITDA represents earnings of the Group before interest income, finance costs, taxation, depreciation, amortisation and share of loss from a joint venture of the Group.

6.	Subsequent event

The Supply Contract and the Facility Agreement with Huawei Tech. Investment Co., Limited (“Huawei Tech.”) became effective on 2nd July 2004. On 12th July 2004, the general facility of HK$500,000,000 under the Facility Agreement was fully utilised to replace the New Loan extended by Huawei Tech., and loan principal of HK$75,000,000 was repaid on the same date according to the general facility terms.

5

INTERIM DIVIDENDS

The Directors of the Company do not recommend the payment of an interim dividend for the six months ended 30th June 2004 (2003: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

SUNDAY’s results for the six months ended 30th June 2004 reflect the success of the Group’s core strategies to segment the market to provide specialised services to specific customer demographics, and to deliver efficiency, quality and innovation in all areas of operation.

The Group reported a higher net profit, as post-paid subscriber numbers rose, data services revenue grew strongly and churn improved. The Group also continued to make good progress towards the launch of richer multimedia services using 3G technology. The Group remains confident that its strategy to introduce new multimedia services based upon the 3G platform with strong support and backing from Huawei Technologies Co., Ltd. (“Huawei”), when the market can offer improved handsets, will fully optimise its success in the future.

Results
 For the six-month period, revenues declined to HK$575 million, as mobile services revenues fell by 10% to HK$521 million compared with the first six months of 2003, in line with an industry-wide decline in average revenue per user (ARPU) as a result of aggressive price-based market competition. The Group continued to be successful in controlling its operating costs, which decreased by a further 17% to HK$265 million as compared with the corresponding period in 2003, despite the impact of initial start up costs of HK$13 million for its 3G roll out. As a result of these efficiency efforts, SUNDAY recorded a 38% increase in net profit to HK$18 million, against HK$13 million for the corresponding period of 2003.

Excluding the initial 3G related operating expenses, the results for the 2G operations during the first half of 2004 are set out as follows:

	Six months ended
	30th June 2004		30th June 2003
	Group	3G business	2G business	Group
	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)

Operating expenses (excluding depreciation)	265	13	252	318

EBITDA	148	(13)	161	160

Net profit/(loss)	18	(13)	31	13

6

Progress in Operations
The market environment remained highly competitive during the first half of 2004. Voice tariffs continued to decline, by June 2004 having fallen by an average of over 30% for post-paid services and an average of over 50% for pre-paid services throughout the industry as compared with those of 12 months earlier. The net result has been a general, industry-wide increase in voice traffic but an overall decrease in ARPU. Many operators also offered free pre-paid cards, as well as heavy handset subsidies, to lure customers during the period.

While maintaining its competitiveness in the current price-driven market, SUNDAY laid a strong foundation for an advantageous starting position in the high value-added market that 3G technology will usher in early in 2005. In particular, the Group concentrated on enhancing its subscriber base, with subscribers who are more inclined to make full use of new technologies and services. SUNDAY increased its post-paid subscribers by 4% to 432,000 at 30th June 2004 as compared with 30th June 2003, while the pre-paid category fell by 4% to 227,000, as some competitors launched aggressive price promotions to attract lower usage pre-paid consumers. Overall the subscriber base showed a modest increase over the figure 12 months earlier. Despite the competitive environment, SUNDAY’s continued focus on excellent customer service led to a further improvement in average churn, which has improved by 35% and is down to 3.6%.

The success in attracting and retaining quality subscribers, and showing a growth in net profit levels, was a result of the success of the four pillars of the Group’s business strategy as set out below:

Efficiency
SUNDAY was able to achieve incremental cost savings in a number of areas. Excluding 3G related expenses, 2G operating expenses decreased by 21% or HK$66 million, whereas overall operating expenses decreased by 17% or HK$53 million. Earnings before interest, tax, amortisation and depreciation (EBITDA) for the 2G operations increased to HK$161 million, while total EBITDA decreased by 8% to HK$148 million when 3G expenses of HK$13 million for the half year are included.

Quality
SUNDAY’s quality focus in 2003 was on the Group’s infrastructure. In 2003, SUNDAY significantly improved coverage and quality through extensive network enhancements, including increasing the number of cell sites and reconfiguring cell sites throughout the territory.

This year, the Group’s focus was on further enhancing customer service levels. To improve the customer experience and in preparation for the rollout of full-fledged multimedia services, SUNDAY has launched a programme to renovate its retail shops across Hong Kong. As the first phase, 25% of SUNDAY’s shops were renovated during the first half of this year. To further enhance customer service, the Group has initiated more extensive “mystery shopper”, “mystery caller” and focus group exercises to gain an insight into current customer service levels. SUNDAY has also contracted AC Nielsen to monitor, on a monthly basis, more than 100 customer service and network quality attributes.

7

Innovation
Innovation continued to be a hallmark of SUNDAY’s services and marketing. To increase its lead in location based services (LBS), SUNDAY, in conjunction with China Mobile, developed a hybrid LBS system involving a Global Positioning System (GPS), which extends the benefits of LBS beyond Hong Kong’s borders into southern China. This service is particularly helpful to companies managing fleets of vehicles travelling between Hong Kong and the Pearl River Delta region, and represents one of the most advanced LBS services in the global market.

Recognising the growing demand for mobile email services, SUNDAY introduced an innovative mobile email service “One Bridge”, which allows companies and individuals to synchronise their emails conveniently between network servers and SUNDAY’s mobile PDAs.

The Group strongly believes these types of innovative services not only support subscriber growth and drive data usage, but serve as an effective migration tactic to lead specific customer groups to embrace new offerings in the advanced multimedia future.

Segmentation
The strategy of segmenting the market according to specific user profiles also contributed to the results. The Group’s four customer segments — Youth, Corporate, Ethnic and Mass — expanded in May 2004 with a programme targeting the new “Bobo” segment, Hong Kong’s aspiring class of “bourgeois bohemians”. The striking launch campaign capitalised upon an emerging lifestyle trend among Hong Kong’s affluent, educated middle class, and also significantly raised the Group’s overall profile among consumers.

The results in SUNDAY’s Youth segment, which was launched in 2003, amply demonstrate the Group’s success in using segmentation as a strategy to drive growth in subscriber numbers and data usage. Since launch in June 2003, in response to targeted product development and marketing, SUNDAY has grown the Youth segment and its value considerably. During the first half of 2004, the segment grew its subscriber base by 35%. ARPU for Youth is higher than the overall subscriber average. Data ARPU is almost double the average, with data accounting for 12% of total revenues in the Youth segment.

The Group also continued to strengthen its Corporate and Ethnic segments with enhanced product features and promotions. Through segmentation, SUNDAY is capturing not just new subscribers but high value subscribers who are more receptive to non-voice services, thereby forming the subscriber foundation for SUNDAY’s future multimedia services.

Strong Growth in Data Services Revenue
SUNDAY’s efforts in the half allowed the Group to post another strong increase in data services revenues, which rose by 38% over the corresponding period of last year to account for 8% of total mobile service revenues. This growth is particularly encouraging as it points to the marked shift towards more data services that will occur beginning in 2005 as 3G technology garners mainstream adoption.

8

Increased data usage was stimulated by the introduction of new and affordable handsets. In a market situation in which aggressive handset subsidies have again become the competitive norm, SUNDAY has followed a future-focused strategy whenever possible to develop handset subsidy promotions for products which are most likely to encourage an increase in data usage.

Focused on the 3G Future
In summary, despite a tough market in the first half, SUNDAY achieved good post-paid subscriber growth, strong data services numbers and higher net profit. The Group is confident that its existing business can remain competitive under such difficult conditions and will continue to counter the competition as it prepares for an aggressive launch of multimedia services using the 3G platform.

SUNDAY’s 3G strategy is firmly in place and its technological infrastructure will be ready to launch by end 2004. During the first half, the Group has built and successfully tested a pilot 3G system, with solid results. SUNDAY is using advanced 3G technology from Huawei, which is now supported by a team of over 140 Huawei personnel on the ground assisting with the rollout of the Group’s 3G networks across Hong Kong. Huawei’s acquisition of an 8% stake in SUNDAY through the open market is further proof of their confidence in SUNDAY’s 3G strategy.

The Group is also working smoothly together with other best-of-class vendors to deploy a number of key operating systems, including new billing and business intelligence systems and a complete website revamp.

The Group continues to approach its launch of 3G services from the perspective of long-term success. Rather than launch in an environment plagued by handset quality and availability, network availability, call connection reliability and 2G-3G network interoperability, the Group has been wise to wait and currently aims to launch in early 2005 when these issues have improved. The Group is confident that this strategic approach has enabled it to avoid most of the teething problems common with the introduction of new and complex technology, and will provide long-term strategic advantage. The Group is confident that SUNDAY is ready and when the timing is right, SUNDAY will be successful in the 3G era.

Liquidity and Financial Resources
The Group recorded a net cash inflow of HK$88 million from operating activities during the six months ended 30th June 2004, compared with a net cash inflow of HK$130 million for the corresponding period of 2003. The decrease was mainly attributable to a decrease in revenues. During the period, the capital expenditure and working capital requirements of the Group were mainly funded by cash flow generated from operating activities. Capital expenditure incurred during the period in respect of enhancement of the 2G/2.5G mobile network amounted to HK$41 million. Capital expenditures incurred for 3G rollout amounted to HK$40 million, including HK$25 million capitalised 3G licence fees.

9

In May 2004, Mandarin Communications Limited (“Mandarin”), the main operating subsidiary, and the Company entered into the Supply Contract of HK$859 million with Huawei Tech. Investment Co., Limited (“Huawei Tech.”), a subsidiary of Huawei, and the Facility Agreement in respect of the provision of long-term financing required for the rollout of the 3G network under the Supply Contract. The Facility Agreement comprises:

(a)	a HK$859 million equipment supply facility with a term of 7.5 years. The facility is available for drawdown against invoices issued under the Supply Contract and is repayable by eight semi-annual instalments commencing 4 years from the date of the Facility Agreement.

(b)	a HK$500 million general facility to replace the term loan (New Loan) of the same amount extended by Huawei Tech. in January 2004. The term of the general facility is 2.5 years from the original drawdown of the New Loan.

(c)	a 3G performance bond facility for the issuance of the performance bonds required by OFTA under the terms of the 3G licence in the years 2004 — 2010 inclusive in an amount equal to the following five years’ spectrum utilisation fees payable to OFTA after deducting payments already made.

Huawei Tech. has been granted a security package with terms that are standard for such project financing arrangements. Also, associated with this transaction are presentations, financial covenants and general covenants, customary to transactions of this nature.

As at 30th June 2004, the Group had net debt (New Loan less cash reserves) of HK$378 million, compared with HK$493 million as at 30th June 2003. The net debt to equity ratio was reduced to 53% as at 30th June 2004 from 72% as at 30th June 2003.

Foreign Exchange Exposure
Substantially all the Group’s revenues, expenses, assets and liabilities are denominated in Hong Kong dollars. The international roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights (SDR) and the net SDR-denominated payables were insignificant as at 30th June 2004. The Group does not anticipate significant foreign exchange losses as long as the Hong Kong SAR Government’s policy to peg the Hong Kong dollar to the U.S. dollar remains in effect. The Group will continue to monitor its foreign exchange exposure and market conditions to determine if any hedging is required.

Employees and Share Option Schemes
The Group employed 768 full-time employees as at 30th June 2004, of which 502 employees were in Hong Kong and 266 employees were in Shenzhen. Total salaries and related costs incurred during the six months ended 30th June 2004 amounted to HK$68 million, which was 7% less than that incurred during the corresponding period of 2003. The Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performances. Other staff benefits include provident fund schemes, subsidised medical care and subsidies for external educational and training programmes.

10

No share options were granted or exercised during the six months ended 30th June 2004.

Appreciation
The Group would like to thank its fellow directors and all employees for their hard work and commitment to the Group. The Group also thank its bankers, advisers, suppliers and shareholders for their continued support of SUNDAY.

CORPORATE GOVERNANCE
Code of Best Practice
SUNDAY is committed to ensuring high standards of corporate governance in the interests of shareholders and takes care to identify practices designed to achieve effective oversight, transparency and ethical behaviour.

The Company has complied throughout the six months ended 30th June 2004 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company’s Articles of Association.

Securities Dealing Code
In March 2004, the Company has revised its Securities Dealing Code to align with the Model Code for Securities Transactions by Directors of Listed Issuers (“Model Code”) of The Stock Exchange of Hong Kong Limited. Having made specific enquiry of all Directors, the Directors have complied with the required standard set out in the Model Code and the Securities Dealing Code.

Audit Committee
The Audit Committee of the Board of Directors was established with written terms of reference that set out the authorities and duties of the committee adopted by the Board. The committee re-assesses the Audit Committee Charter on annual basis. The committee comprises three independent Non-executive Directors and a Non-executive Director. One of these Directors, Mr. John William Crawford, has appropriate professional qualifications and experience in financial matters. None of the members of the committee has any personal financial interests (other than as shareholders) or conflicts of interest arising from day-to-day involvement in the running of the business.

During the period under review, the committee met regularly with the external auditors and the Group’s internal audit personnel and management, approved the nature and scope of both statutory and internal audits for the year, considered and approved the accounts and reviewed the adequacy and effectiveness of the accounting and financial controls of the Group. The committee also followed up with management regularly on the management actions arising from the audits.

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The committee has reviewed the condensed interim accounts and this interim report, and was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong and the United States. This interim report has not been audited but has been reviewed by the Company’s external auditors.

Committee and Board Meetings
Since 1st January to 13th September 2004, both the Board of Directors and the Audit Committee have met twice. The Executive Management Committee has met nine times in addition to frequent informal meetings with the senior management.

PURCHASE, SALE OR REDEMPTION OF SHARES
During the six months ended 30th June 2004, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s shares.

By Order of the Board
Janet Ching Man Fung
Company Secretary

Hong Kong, 13th September 2004

As at the date of this announcement, the Board comprises:

Executive Directors Mr. Richard John Siemens (Co-Chairman) Mr. Edward Wai Sun Cheng (Co-Chairman) Mr. William Bruce Hicks (Group Managing Director) Mr. Kuldeep Saran Mr. Andrew Chun Keung Leung	Non-executive Directors
Mr. Kenneth Michael Katz
Mr. Simon Murray
Mr. Hongqing Zheng

Independent Non-executive Directors
Mr. John William Crawford
Mr. Henry Michael Pearson Miles
Mr. Robert John Richard Owen

http://www.sunday.com (please click Investor Relations)
http://www.irasia.com/listco/hk/sunday
http://www.quamnet.com

All the financial and other related information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules in force prior to 31st March 2004, which remain applicable to results announcement in respect of accounting periods commencing before 1st July 2004 under the transitional arrangements, will be published on the Stock Exchange’s website in due course.

12

Press Release

For Immediate Release

SUNDAY Communications Limited: Interim Results 2004
Announces 38% Rise in First Half Profit to HK$18 Million
(Hong Kong dollar is translated to United States dollar at a rate of HK$7.8 to US$1.0)

•	Net profit up 38% to HK$18 million

•	4% rise in post-paid subscribers

•	38% rise in data service revenues

•	Churn improved by 35%

•	Focus on 3G future

HONG KONG, 13 September 2004 — SUNDAY Communications Limited (SEHK: 0866, NASDAQ: SDAY) today announced its results for the six months ended 30th June 2004, recording a 38% increase in net profit to HK$18 million, against net profit of HK$13 million for the corresponding period of 2003.

“Our results reflect the success of SUNDAY’s core strategies to segment the market to provide specialised services to specific customer demographics, and to deliver efficiency, quality and innovation in all areas of operation,” said Group Managing Director Bruce Hicks. “We reported a higher net profit as post-paid subscriber numbers rose, data services revenue grew strongly and churn improved. The Group remains confident that its strategy to introduce new multimedia services based upon the 3G platform with strong support and backing from Huawei Technologies, when consumer acceptance rises and the market can offer improved handsets, will fully optimise our future success.”

COMPETING IN A CHALLENGING MARKET
The improved profitability came despite a market environment that remained highly competitive, with voice tariffs falling over the 12 months to June 2004 by an average of some 30% for post-paid services and 50% for pre-paid services throughout the industry. Accordingly, revenues for the six months declined to HK$575 million, as mobile services revenues fell by 10% to HK$521 million compared with the first six months of 2003, in line with an industry-wide decline in average revenue per user (ARPU).

1

PROGRESS IN OPERATIONS
While maintaining its competitiveness in the current price-driven market, SUNDAY laid a strong foundation for an advantageous starting position in the high value-added market that 3G technology will usher in early in 2005. In particular, the Group concentrated on enhancing its subscriber base, with subscribers who are more inclined to make full use of new technologies and services. SUNDAY increased its post-paid subscribers by 4% to 432,000 at 30th June 2004 as compared with 30th June 2003, while the pre-paid category fell by 4% to 227,000, as some competitors launched aggressive price promotions to attract lower usage pre-paid consumers. Overall the subscriber base showed a modest increase over the figure 12 months earlier. Despite the competitive environment, SUNDAY’s continued focus on excellent customer service led to a further improvement in average churn, which has improved by 35% and is down to 3.6%.

The success in attracting and retaining quality subscribers, and showing a growth in net profit levels, was a result of the success of the four pillars of the Group’s business strategy:

Efficiency. SUNDAY was able to achieve incremental cost savings in a number of areas. Excluding 3G related expenses, 2G operating expenses decreased by 21% or HK$66 million, whereas overall operating expenses decreased by 17% or HK$53 million. Earnings before interest, tax, amortisation and depreciation (EBITDA) for the 2G operations increased to HK$161 million, while total EBITDA decreased by 8% to HK$148 million when 3G expenses of HK$13 million for the half are included.

Quality. SUNDAY’s quality focus in 2003 was on the Group’s infrastructure. In 2003, SUNDAY significantly improved coverage and quality through extensive network enhancements, including increasing the number of cell sites and reconfiguring cell sites throughout the territory.

This year, the Group’s focus was on further enhancing customer service levels. To improve the customer experience and in preparation for the rollout of full-fledged multimedia services, SUNDAY has launched a programme to renovate its retail shops across Hong Kong. As the first phase, 25% of SUNDAY’s shops were renovated during the first half of this year. To further enhance customer service, the Group has initiated more extensive “mystery shopper”, “mystery caller” and focus group exercises to gain an insight into current customer service levels. SUNDAY has also contracted AC Nielsen to monitor, on a monthly basis, more than 100 customer service and network quality attributes.

2

Innovation. Innovation continued to be a hallmark of SUNDAY’s services and marketing. To increase its lead in location based services (LBS), SUNDAY, in conjunction with China Mobile, developed a hybrid LBS system involving a Global Positioning System (GPS), which extends the benefits of LBS beyond Hong Kong’s borders into southern China. This service is particularly helpful to companies managing fleets of vehicles travelling between Hong Kong and the Pearl River Delta region, and represents one of the most advanced LBS services in the global market.

Recognising the growing demand for mobile email services, SUNDAY introduced an innovative mobile email service “One Bridge”, which allows companies and individuals to synchronise their emails conveniently between network servers and SUNDAY’s mobile PDAs.

The Group strongly believes these types of innovative services not only support subscriber growth and drive data usage, but serve as an effective migration tactic to lead specific customer groups to embrace new offerings in the advanced multimedia future.

Segmentation. The strategy of segmenting the market according to specific user profiles also contributed to the results. The Group’s four customer segments — Youth, Corporate, Ethnic and Mass — expanded in May 2004 with a programme targeting the new “BOBO” segment, Hong Kong’s aspiring class of “bourgeois bohemians”. The striking launch campaign capitalised upon an emerging lifestyle trend among Hong Kong’s affluent, educated middle class, and also significantly raised the Group’s overall profile among consumers.

The results in SUNDAY’s Youth segment, which was launched in 2003, amply demonstrate the Group’s success in using segmentation as a strategy to drive growth in subscriber numbers and data usage. Since launch in June 2003, in response to targeted product development and marketing, SUNDAY has grown the Youth segment and its value considerably.

The Group also continued to strengthen its Corporate and Ethnic segments with enhanced product features and promotions. Through segmentation, SUNDAY is capturing not just new subscribers but high value subscribers who are more receptive to non-voice services, thereby forming the subscriber foundation for SUNDAY’s future multimedia services.

3

STRONG GROWTH IN DATA SERVICES REVENUE
SUNDAY’s efforts in the half allowed the Group to post another strong increase in data services revenues, which rose by 38% over the corresponding period of last year to account for 8% of total mobile service revenues. This growth is particularly encouraging as it points to the marked shift towards more data services that will occur beginning in 2005 as 3G technology garners mainstream adoption.

Increased data usage was stimulated by the introduction of new and affordable handsets. In a market situation in which aggressive handset subsidies have again become the competitive norm, SUNDAY has followed a future-focused strategy whenever possible to develop handset subsidy promotions for products which are most likely to encourage an increase in data usage.

FOCUSED ON THE 3G FUTURE
“We are confident that our existing business will remain competitive even under current conditions and will continue to counter the competition as we prepare for an aggressive launch of multimedia services using the 3G platform,” said Mr. Hicks. “We have consistently said we will only launch our 3G service once the technology and the market are ready, and events have so far proven this is the right strategy.”

SUNDAY’s 3G strategy is firmly in place and its technological infrastructure will be ready to launch by end 2004. During the first half, the Group has built and successfully tested a pilot 3G system, with solid results. SUNDAY is using advanced 3G technology from Huawei, which is now supported by a team of over 140 Huawei personnel on the ground assisting with the rollout of the Group’s 3G networks across Hong Kong. Huawei’s acquisition of an 8% stake in SUNDAY through the open market is further proof of their confidence in SUNDAY’s 3G strategy.

The Group is also working smoothly together with other best-of-class vendors to deploy a number of key operating systems, including new billing and business intelligence systems and a complete website revamp.

The Group continues to approach its launch of 3G services from the perspective of long-term success. Rather than launch in an environment plagued by handset quality and availability, network availability, call connection reliability and 2G-3G network interoperability, the Group has been wise to wait and currently aims to launch in early 2005 when these issues have improved. The Group is confident that this strategic approach has enabled it to avoid most of the teething problems common with the introduction of new and complex technology, and will provide long-term strategic advantage. The Group is confident that SUNDAY is ready and when the timing is right, SUNDAY will be successful in the 3G era.

4

“In 3G, timing is everything. Timing of the launch is critical to the service and it’s also critical to optimising the financial success of 3G,” Mr. Hicks added. “SUNDAY has done an excellent job to truly understand the Hong Kong market. We haven’t launched 3G yet and therefore haven’t suffered the pitfalls of launching too early, before the market understanding and demand is where it needs to be. The momentum we’re seeing today with existing 3G services is driven mainly by heavy subsidies and an approach really based upon 2G services. This will change, but I’m convinced it won’t be until early or mid-2005. That’s when SUNDAY 3G will launch, and we’ll launch it in a manner that will generate excitement and attract take up from consumers across all demographics.”

About SUNDAY
SUNDAY is an innovative developer and provider of wireless communications and data services in Hong Kong. SUNDAY began commercial operations in 1997. The company’s core strategy is to capitalise on the convergence of wireless communications and data technologies to develop innovative, relevant and value-driven services and solutions. Today, SUNDAY enhances people’s lives by delivering wireless voice and data applications and services to meet the lifestyle needs of specific customer segments. Owning a 3G mobile license, SUNDAY has the increased bandwidth and advanced technology to meet the rapidly developing market demand for enhanced multimedia services.

- End -

This and other information about SUNDAY can be accessed via www.sunday.com, www.irasia.com/listco/hk/sunday, and www.quamnet.com

For enquiries, please contact:
Media	Investor Relations
Stella Wong	Email: ir@corp.sunday.com
Corporate Communications Manager
Tel: (852) 2113-8251/9230-5501
Email: stella.wong@corp.sunday.com

5

Corporate Information

BOARD OF DIRECTORS
Executive Directors
Richard John Siemens, Co-Chairman
Edward Wai Sun Cheng, Co-Chairman
William Bruce Hicks, Group Managing Director
Kuldeep Saran
Andrew Chun Keung Leung

Non-Executive Directors
Kenneth Michael Katz
Simon Murray
Hongqing Zheng

Independent Non-Executive Directors
John William Crawford
Henry Michael Pearson Miles
Robert John Richard Owen

AUDIT COMMITTEE
John William Crawford
Henry Michael Pearson Miles
Simon Murray
Robert John Richard Owen
PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE
Bank of Butterfield International (Cayman) Ltd.
Butterfield House
68 Front Street
P. O. Box 705
George Town
Grand Cayman
British West Indies

HONG KONG BRANCH SHARE REGISTRAR
     AND TRANSFER OFFICE
Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Hong Kong

ADR DEPOSITARY
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America

REMUNERATION COMMITTEE
Richard John Siemens
Edward Wai Sun Cheng
Henry Michael Pearson Miles

COMPANY SECRETARY
Janet Ching Man Fung

REGISTERED OFFICE
Century Yard
Cricket Square
Hutchins Drive
P. O. Box 2681GT
George Town
Grand Cayman
British West Indies

PRINCIPAL PLACE OF BUSINESS
13th Floor, Warwick House
TaiKoo Place
979 King’s Road
Quarry Bay
Hong Kong
PRINCIPAL BANKERS
The Hongkong and Shanghai Banking
     Corporation Limited

AUDITORS
PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince’s Building
Central, Hong Kong

STOCK CODES
The Stock Exchange of Hong Kong: 0866
Ticker Symbol for ADR Code: SDAY

WEBSITES
http://www.sunday.com
http://www.irasia.com/listco/hk/sunday
http://www.quamnet.com

Condensed Consolidated
Profit and Loss Account

The Directors of SUNDAY Communications Limited (the “Company”) are pleased to present the Interim Report and the condensed accounts of the Company and its subsidiaries (the “Group”) for the six months ended 30th June 2004. The consolidated profit and loss account and the consolidated cash flow statement for the six months ended 30th June 2004 and the consolidated balance sheet and the statement of changes in shareholders’ equity as at 30th June 2004 of the Group, all of which are unaudited and condensed, along with selected explanatory notes, are set out on pages 2 to 15 of this Report.

		Unaudited
		Six months ended 30th June
		2004	2004	2003
	Notes	US$’000	HK$’000	HK$’000

Mobile services		66,799	521,034	582,517
Sales of mobile phones and accessories		6,917	53,953	65,432

Turnover	2	73,716	574,987	647,949
Cost of inventories sold and services provided		(21,028)	(164,023)	(171,120)

Gross profit		52,688	410,964	476,829

Other revenues		222	1,728	1,532
Network costs		(15,943)	(124,354)	(142,207)
Depreciation		(14,793)	(115,384)	(117,433)
Rent and related costs		(2,431)	(18,965)	(25,826)
Salaries and related costs		(8,746)	(68,217)	(73,253)
Advertising, promotion and other selling costs		(5,027)	(39,209)	(53,869)
Other operating costs		(1,777)	(13,857)	(22,729)

Profit from operations	2, 3	4,193	32,706	43,044

Interest income		27	210	1,191
Finance costs		(1,823)	(14,223)	(26,791)
Share of loss from a joint venture		(33)	(256)	(3,998)

Profit for the period		2,364	18,437	13,446

Earnings per share	6	0.08 cents	0.62 cents	0.45 cents

EBITDA	7	18,986	148,090	160,477

Condensed Consolidated
Balance Sheet

		Unaudited	Unaudited	Audited
		30th June	30th June	31st December
		2004	2004	2003
	Notes	US$’000	HK$’000	HK$’000

Non-current assets
Fixed assets	8	136,824	1,067,227	1,101,899
Prepayment of 3G Licence fees	9	8,547	66,667	91,667
Restricted cash deposits		218	1,699	1,699

		145,589	1,135,593	1,195,265

Current assets
Inventories		2,827	22,051	11,621
Trade receivables	10	10,300	80,343	81,069
Prepayment of 3G Licence fees	9	6,410	50,000	50,000
Deposits, prepayments and other receivables		9,486	73,987	82,677
Restricted cash deposits		—	—	209,643
Bank balances and cash		15,477	120,717	102,413

		44,500	347,098	537,423

Current liabilities
Trade payables	11	3,315	25,860	71,600
Other payables and accrued charges		20,725	161,652	152,791
Subscriptions received in advance		10,157	79,224	87,567
Current portion of long-term loans	12	19,103	149,000	296,368

		53,300	415,736	608,326

Net current liabilities		(8,800)	(68,638)	(70,903)

		136,789	1,066,955	1,124,362

Financed by:

Share capital		38,333	299,000	299,000
Reserves		53,506	417,341	398,904

Shareholders’ equity		91,839	716,341	697,904

Long-term liabilities
Long-term loans	12	44,740	348,971	425,000
Subscriptions received in advance		210	1,643	1,458

		44,950	350,614	426,458

		136,789	1,066,955	1,124,362

Statement of Changes in
Shareholders’ Equity

Group

		Reserve
		arising			Total
	Share	from the	Share	Accumulated	shareholders’
	capital	Reorganisation	premium	losses	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Unaudited
As at 1st January 2003	299,000	1,254,000	2,124,424	(3,006,692)	670,732
Profit for the period	—	—	—	13,446	13,446

As at 30th June 2003	299,000	1,254,000	2,124,424	(2,993,246)	684,178

Unaudited
As at 1st January 2004	299,000	1,254,000	2,124,424	(2,979,520)	697,904
Profit for the period	—	—	—	18,437	18,437

As at 30th June 2004	299,000	1,254,000	2,124,424	(2,961,083)	716,341

Condensed Consolidated
Cash Flow Statement

				Audited
	Unaudited			Year ended
	Six months ended 30th June			31st December
	2004	2004	2003	2003
	US$’000	HK$’000	HK$’000	HK$’000

Net cash inflow from operating activities	11,298	88,126	130,395	241,914
Net cash inflow/(outflow) from investing activities	20,207	157,609	(43,635)	(127,168)

Net cash inflow before financing activities	31,505	245,735	86,760	114,746
Net cash outflow from financing activities	(29,158)	(227,431)	(119,388)	(61,910)

Increase/(Decrease) in cash and cash equivalents	2,347	18,304	(32,628)	52,836
Cash and cash equivalents at 1st January	13,130	102,413	49,577	49,577

Cash and cash equivalents at 30th June/31st December	15,477	120,717	16,949	102,413

Analysis of balances of cash and cash equivalents Bank balances and cash	15,477	120,717	16,949	102,413

Notes to the Condensed
Consolidated Accounts

1.	PRINCIPAL ACCOUNTING POLICIES
(a)	Basis of presentation
The unaudited condensed interim accounts (“interim accounts”) have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice No. 25 “Interim Financial Reporting”, issued by the Hong Kong Society of Accountants, and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of these interim accounts are the same as those used in the annual accounts for the year ended 31st December 2003. These condensed accounts should be read in conjunction with the 2003 annual accounts.

(b)	Facility transaction costs and deferred charges Facility transactions costs are incremental costs that are directly attributable to the borrowing of long-term loans.

Facility transaction costs include fees and commissions paid to agents, advisers, brokers, and dealers; levies by regulatory agencies and securities exchange; and transfer taxes and duties, if applicable. Facility transaction costs do not include debt premium or discount, financing costs, or allocations of internal administrative or holding costs.

Long-term loans are recognised initially at their cost which is the fair value of the consideration received in respect thereof. Facility transaction costs are included in the initial measurement of loans, and are presented as deferred charges which offset against loans and amortised using the effective interest method over the expected loan periods.

(c)	Convenience translations
The condensed consolidated profit and loss account and condensed consolidated cash flow statement for the six months ended 30th June 2004, and condensed consolidated balance sheet as at 30th June 2004 contain certain translations of Hong Kong dollars to U.S. dollars at the rate of HK$7.8 to the U.S. dollar. Such translations should not be construed as representations that the Hong Kong dollar amounts represent or have been or could have been converted into U.S. dollars at that or any other rate.

Notes to the Condensed
Consolidated Accounts

2.	SEGMENT INFORMATION The Group is principally engaged in two business segments in Hong Kong: mobile services and sales of mobile phones and accessories.

	Six months ended 30th June 2004
		Sales of
	Mobile	mobile phones
	services	and accessories	Group
	HK$’000	HK$’000	HK$’000

Turnover	521,034	53,953	574,987

Profit/(Loss) from operations	62,655	(29,949)	32,706

Interest income			210
Finance costs			(14,223)
Share of loss from a joint venture			(256)

Profit for the period			18,437

	Six months ended 30th June 2003
		Sales of
	Mobile	mobile phones
	services	and accessories	Group
	HK$’000	HK$’000	HK$’000

Turnover	582,517	65,432	647,949

Profit/(Loss) from operations	64,338	(21,294)	43,044

Interest income			1,191
Finance costs			(26,791)
Share of loss from a joint venture			(3,998)

Profit for the period			13,446

Notes to the Condensed
Consolidated Accounts

3.	PROFIT FROM OPERATIONS Profit from operations is stated after charging the following:

	Six months ended 30th June
	2004	2003
	HK$’000	HK$’000

Cost of inventories sold	66,999	68,406
Depreciation:
— owned fixed assets	115,384	117,195
— leased fixed assets	—	238
Loss on disposals of fixed assets	140	104
Operating leases charges:
— land and buildings, including transmission sites	91,960	104,676
— leased lines	29,676	35,247
Provision for doubtful debts	12,184	13,303

During the six months ended 30th June 2004, the Group incurred HK$13,076,000 of operating expenses in relation to the development of its 3G business after capitalisation of costs of HK$10,513,000 into fixed assets (Note 8), which has been included in the Group’s results before arriving at the profit from operations.

4.	TAXATION
No provision for Hong Kong profits tax has been made as the Group has sufficient tax losses brought forward to set off against the assessable profit for the six months ended 30th June 2004 (2003: Nil).

The taxation charge on the Group’s profit for the period differs from the theoretical amount that would arise using the applicable taxation rate of 17.5% (2003: 17.5%) as follows:

	Six months ended 30th June
	2004	2003
	HK$’000	HK$’000

Profit for the period	18,437	13,446

Taxation charge at the applicable rate of 17.5% (2003: 17.5%)	3,226	2,353

Add/(Less) tax effect of:
Income not subject to taxation	(360)	(146)
Expenses not deductible for taxation purposes	3,212	1,869
Reversal of temporary differences	7,131	8,507
Utilisation of previously unrecognised tax losses	(13,209)	(12,583)

Taxation charge	—	—

Notes to the Condensed
Consolidated Accounts

5.	INTERIM DIVIDENDS The Directors of the Company do not recommend the payment of an interim dividend for the six months ended 30th June 2004 (2003: Nil).

6.	EARNINGS PER SHARE
(a)	Basic earnings per share
The calculation of basic earnings per share is based on the Group’s profit for the six months ended 30th June 2004 of HK$18,437,000 (2003: HK$13,446,000) and the 2,990,000,000 shares (2003: 2,990,000,000 shares) in issue during the period.

(b)	Diluted earnings per share
There is no dilutive effect upon exercise of the share options on the earnings per share for the six-month period ended 30th June 2004 and 2003 since the exercise prices for the share options were above the average fair value of the shares.

7.	EBITDA EBITDA represents earnings of the Group before interest income, finance costs, taxation, depreciation, amortisation and share of loss from a joint venture of the Group.

8.	FIXED ASSETS

HK$'000

Cost
At 1st January 2004	2,510,694
Additions	80,852
Disposals	(3,522)

At 30th June 2004	2,588,024

Accumulated depreciation
At 1st January 2004	1,408,795
Charge for the period	115,384
Disposals	(3,382)

At 30th June 2004	1,520,797

Net book value
At 30th June 2004	1,067,227

At 31st December 2003	1,101,899

Notes to the Condensed
Consolidated Accounts

9.	PREPAYMENT OF 3G LICENCE FEES

	30th June	31st December
	2004	2003
	HK$’000	HK$’000

At 1st January	141,667	191,667
Amount capitalised as fixed assets	(25,000)	(50,000)

	116,667	141,667

Less: Current portion included under current assets	(50,000)	(50,000)

	66,667	91,667

10.	TRADE RECEIVABLES The Group allows an average credit period of 30 days to its trade debtors. The ageing analysis of the trade receivables is as follows:

	30th June	31st December
	2004	2003
	HK$’000	HK$’000

0 — 30 days	57,915	56,107
31 — 60 days	12,496	15,243
61 — 90 days	7,477	8,430
Over 90 days	2,455	1,289

	80,343	81,069

11.	TRADE PAYABLES The ageing analysis of the trade payables is as follows:

	30th June	31st December
	2004	2003
	HK$'000	HK$'000

0 — 30 days	12,644	30,974
31 — 60 days	5,439	19,436
61 — 90 days	2,580	3,307
Over 90 days	5,197	17,883

	25,860	71,600

Notes to the Condensed
Consolidated Accounts

12.	LONG-TERM LOANS

	30th June	31st December
	2004	2003
	HK$’000	HK$’000

Bank loans (secured)	—	240,000
Vendor loans (secured)	500,000	481,368

	500,000	721,368
Less: Deferred charges	(2,029)	—

	497,971	721,368

Represented by:

Current portion	150,000	296,368
Less: Deferred charges — current portion	(1,000)	—

	149,000	296,368

Long-term portion	350,000	425,000
Less: Deferred charges — long-term portion	(1,029)	—

	348,971	425,000

	497,971	721,368

At 30th June 2004 and 31st December 2003, the Group’s long-term loans were repayable as follows:

	Bank loans		Vendor loans
	30th June	31st December	30th June	31st December
	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000

Within one year	—	240,000	150,000	56,368
In the second year	—	—	225,000	175,000
In the third year	—	—	125,000	250,000

	—	240,000	500,000	481,368

Notes to the Condensed
Consolidated Accounts

Pursuant to the Heads of Agreement of Facility Agreement executed in December 2003 with Mandarin Communications Limited (“Mandarin”), the main operating subsidiary of the Group, Huawei Tech. Investment Co., Limited (“Huawei Tech.”) extended a term loan of HK$500,000,000 (the “New Loan”) to Mandarin in January 2004.

On 12th January 2004, Mandarin repaid the outstanding loan principal of HK$721,368,000 and accrued interest of the bank and vendor loans using its operating cash flows and the New Loan from Huawei Tech.

On 13th May 2004, Mandarin, the Company and Huawei Tech. entered into a conditional supply contract for HK$859,000,000 (“Supply Contract”) and a conditional facility agreement for the provision of the long-term financing required (“Facility Agreement”), subject to the satisfaction of certain conditions precedent. The Facility Agreement comprises the following facilities:

•	a HK$859,000,000 equipment supply facility with a term of 7.5 years. The equipment supply facility is to be drawndown against invoices issued under the Supply Contract, and is repayable by eight semi-annual instalments commencing four years from the date of the Facility Agreement;

•	a HK$500,000,000 general facility to replace the New Loan, with a term of 2.5 years from the date of the original drawdown of the New Loan. The general facility is repayable by five semi-annual instalments; and

•	a 3G performance bond facility for the issuance of the performance bonds required by the Office of the Telecommunications Authority in the years 2004 — 2010 (inclusive) under the terms of the 3G licence.

As security for the provision of the loan and credit facilities under the Facility Agreement, Huawei Tech. has been granted a security package with terms that are standard for similar project financing arrangements and which includes a charge over all the assets, revenues and shares of certain wholly-owned subsidiaries of the Company and a corporate guarantee by the Company.

Both the Supply Contract and the Facility Agreement, as well as the security arrangements, became effective on 2nd July 2004.

13.	DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2003: 17.5%).

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

Deferred tax assets are recognised for tax loss carryforwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. The Group has unrecognised tax losses of HK$3,308,050,000 (31st December 2003: HK$3,382,281,000) to carry forward against future taxable income. These tax losses can be carried forward indefinitely.

Notes to the Condensed
Consolidated Accounts

The movements on the deferred tax assets/(liabilities) accounts during the period are as follows:

	2004	2003
	HK$’000	HK$’000

Deferred tax assets
At 1st January	491,024	476,859
(Decrease)/Increase in tax losses	(12,990)	14,165

At 30th June 2004/31st December 2003	478,034	491,024

	2004	2003
	HK$’000	HK$’000

Deferred tax liabilities
At 1st January	(90,410)	(102,991)
Reversal of accelerated depreciation allowances	6,807	12,581

At 30th June 2004/31st December 2003	(83,603)	(90,410)

	30th June	31st December
	2004	2003
	HK$’000	HK$’000

Summary of status
Deferred tax assets	478,034	491,024
Less: Deferred tax liabilities	(83,603)	(90,410)

	394,431	400,614

Notes to the Condensed
Consolidated Accounts

14.	CAPITAL COMMITMENTS

	30th June	31st December
	2004	2003
	HK$’000	HK$’000

In respect of purchases of fixed assets:
— contracted but not provided for	873,019	38,509
— authorised but not contracted for	14,468	2,456

	887,487	40,965

The commitment of HK$873,019,000 mainly represents the Supply Contract of $859,000,000 with Huawei Tech. as disclosed in Note 12.

15.	COMMITMENTS UNDER OPERATING LEASES

At 30th June 2004 and 31st December 2003, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	30th June	31st December
	2004	2003
	HK$’000	HK$’000

In respect of land and buildings, including transmission sites:
— No later than one year	138,128	127,719
— Later than one year and not later than five years	86,312	67,773

	224,440	195,492

In respect of leased lines:
— No later than one year	32,828	21,286
— Later than one year and not later than five years	7,519	5,019

	40,347	26,305

	264,787	221,797

Notes to the Condensed
Consolidated Accounts

16.	RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions which were carried out in the normal course of the Group’s business:

	Six months ended 30th June
	2004	2003
	HK$’000	HK$’000

Operating lease charges paid to related companies	(63)	(1,346)

The Group entered into various operating lease agreements based on normal commercial terms with subsidiaries of certain beneficial shareholders of the Company to lease a number of premises for the Group’s operating activities.

17.	SUBSEQUENT EVENT

The Supply Contract and the Facility Agreement with Huawei Tech. as set out in Note 12 to the accounts became effective on 2nd July 2004. On 12th July 2004, the general facility of HK$500,000,000 under the Facility Agreement was fully utilised to replace the New Loan extended by Huawei Tech., and loan principal of HK$75,000,000 was repaid on the same date according to the general facility terms.

Management Discussion
and Analysis

SUNDAY’s results for the six months ended 30th June 2004 reflect the success of the Group’s core strategies to segment the market to provide specialised services to specific customer demographics, and to deliver efficiency, quality and innovation in all areas of operation.

The Group reported a higher net profit, as post-paid subscriber numbers rose, data services revenue grew strongly and churn improved. The Group also continued to make good progress towards the launch of richer multimedia services using 3G technology. The Group remains confident that its strategy to introduce new multimedia services based upon the 3G platform with strong support and backing from Huawei Technologies Co., Ltd. (“Huawei”), when the market can offer improved handsets, will fully optimise its success in the future.

RESULTS
For the six-month period, revenues declined to HK$575 million, as mobile services revenues fell by 10% to HK$521 million compared with the first six months of 2003, in line with an industry-wide decline in average revenue per user (ARPU) as a result of aggressive price-based market competition. The Group continued to be successful in controlling its operating costs, which decreased by a further 17% to HK$265 million as compared with the corresponding period in 2003, despite the impact of initial start up costs of HK$13 million for its 3G roll out. As a result of these efficiency efforts, SUNDAY recorded a 38% increase in net profit to HK$18 million, against HK$13 million for the corresponding period of 2003.

Excluding the initial 3G related operating expenses, the results for the 2G operations during the first half of 2004 are set out as follows:

	Six months ended
	30th June 2004		30th June 2003
	Group	3G business	2G business	Group
	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)

Operating expenses (excluding depreciation)	265	13	252	318

EBITDA	148	(13)	161	160

Net profit/(loss)	18	(13)	31	13

PROGRESS IN OPERATIONS
The market environment remained highly competitive during the first half of 2004. Voice tariffs continued to decline, by June 2004 having fallen by an average of over 30% for post-paid services and an average of over 50% for pre-paid services throughout the industry as compared with those of 12 months earlier. The net result has been a general, industry-wide increase in voice traffic but an overall decrease in ARPU. Many operators also offered free pre-paid cards, as well as heavy handset subsidies, to lure customers during the period.

While maintaining its competitiveness in the current price-driven market, SUNDAY laid a strong foundation for an advantageous starting position in the high value-added market that 3G technology will usher in early in 2005. In particular, the Group concentrated on enhancing its subscriber base, with subscribers who are more inclined to make full use of new technologies and services. SUNDAY increased its post-paid subscribers by 4% to 432,000 at 30th June 2004 as compared with 30th June 2003, while the pre-paid category fell by 4% to 227,000, as some competitors launched aggressive price promotions to attract lower usage pre-paid consumers. Overall the subscriber base showed a modest increase over the figure 12 months earlier. Despite the competitive environment, SUNDAY’s continued focus on excellent customer service led to a further improvement in average churn, which has improved by 35% and is down to 3.6%.

Management Discussion
and Analysis

The success in attracting and retaining quality subscribers, and showing a growth in net profit levels, was a result of the success of the four pillars of the Group’s business strategy as set out below:

Efficiency
SUNDAY was able to achieve incremental cost savings in a number of areas. Excluding 3G related expenses, 2G operating expenses decreased by 21% or HK$66 million, whereas overall operating expenses decreased by 17% or HK$53 million. Earnings before interest, tax, amortisation and depreciation (EBITDA) for the 2G operations increased to HK$161 million, while total EBITDA decreased by 8% to HK$148 million when 3G expenses of HK$13 million for the half year are included.

Quality
SUNDAY’s quality focus in 2003 was on the Group’s infrastructure. In 2003, SUNDAY significantly improved coverage and quality through extensive network enhancements, including increasing the number of cell sites and reconfiguring cell sites throughout the territory.

This year, the Group’s focus was on further enhancing customer service levels. To improve the customer experience and in preparation for the rollout of full-fledged multimedia services, SUNDAY has launched a programme to renovate its retail shops across Hong Kong. As the first phase, 25% of SUNDAY’s shops were renovated during the first half of this year. To further enhance customer service, the Group has initiated more extensive “mystery shopper”, “mystery caller” and focus group exercises to gain an insight into current customer service levels. SUNDAY has also contracted AC Nielsen to monitor, on a monthly basis, more than 100 customer service and network quality attributes.

Innovation
Innovation continued to be a hallmark of SUNDAY’s services and marketing. To increase its lead in location based services (LBS), SUNDAY, in conjunction with China Mobile, developed a hybrid LBS system involving a Global Positioning System (GPS), which extends the benefits of LBS beyond Hong Kong’s borders into southern China. This service is particularly helpful to companies managing fleets of vehicles travelling between Hong Kong and the Pearl River Delta region, and represents one of the most advanced LBS services in the global market.

Recognising the growing demand for mobile email services, SUNDAY introduced an innovative mobile email service “One Bridge”, which allows companies and individuals to synchronise their emails conveniently between network servers and SUNDAY’s mobile PDAs.

The Group strongly believes these types of innovative services not only support subscriber growth and drive data usage, but serve as an effective migration tactic to lead specific customer groups to embrace new offerings in the advanced multimedia future.

Segmentation
The strategy of segmenting the market according to specific user profiles also contributed to the results. The Group’s four customer segments — Youth, Corporate, Ethnic and Mass — expanded in May 2004 with a programme targeting the new “Bobo” segment, Hong Kong’s aspiring class of “bourgeois bohemians”. The striking launch campaign capitalised upon an emerging lifestyle trend among Hong Kong’s affluent, educated middle class, and also significantly raised the Group’s overall profile among consumers.

Management Discussion
and Analysis

The results in SUNDAY’s Youth segment, which was launched in 2003, amply demonstrate the Group’s success in using segmentation as a strategy to drive growth in subscriber numbers and data usage. Since launch in June 2003, in response to targeted product development and marketing, SUNDAY has grown the Youth segment and its value considerably. During the first half of 2004, the segment grew its subscriber base by 35%. ARPU for Youth is higher than the overall subscriber average. Data ARPU is almost double the average, with data accounting for 12% of total revenues in the Youth segment.

The Group also continued to strengthen its Corporate and Ethnic segments with enhanced product features and promotions. Through segmentation, SUNDAY is capturing not just new subscribers but high value subscribers who are more receptive to non-voice services, thereby forming the subscriber foundation for SUNDAY’s future multimedia services.

STRONG GROWTH IN DATA SERVICES REVENUE
SUNDAY’s efforts in the half allowed the Group to post another strong increase in data services revenues, which rose by 38% over the corresponding period of last year to account for 8% of total mobile service revenues. This growth is particularly encouraging as it points to the marked shift towards more data services that will occur beginning in 2005 as 3G technology garners mainstream adoption.

Increased data usage was stimulated by the introduction of new and affordable handsets. In a market situation in which aggressive handset subsidies have again become the competitive norm, SUNDAY has followed a future-focused strategy whenever possible to develop handset subsidy promotions for products which are most likely to encourage an increase in data usage.

FOCUSED ON THE 3G FUTURE
In summary, despite a tough market in the first half, SUNDAY achieved good post-paid subscriber growth, strong data services numbers and higher net profit. The Group is confident that its existing business can remain competitive under such difficult conditions and will continue to counter the competition as it prepares for an aggressive launch of multimedia services using the 3G platform.

SUNDAY’s 3G strategy is firmly in place and its technological infrastructure will be ready to launch by end 2004. During the first half, the Group has built and successfully tested a pilot 3G system, with solid results. SUNDAY is using advanced 3G technology from Huawei, which is now supported by a team of over 140 Huawei personnel on the ground assisting with the rollout of the Group’s 3G networks across Hong Kong. Huawei’s acquisition of an 8% stake in SUNDAY through the open market is further proof of their confidence in SUNDAY’s 3G strategy.

The Group is also working smoothly together with other best-of-class vendors to deploy a number of key operating systems, including new billing and business intelligence systems and a complete website revamp.

The Group continues to approach its launch of 3G services from the perspective of long-term success. Rather than launch in an environment plagued by handset quality and availability, network availability, call connection reliability and 2G-3G network interoperability, the Group has been wise to wait and currently aims to launch in early 2005 when these issues have improved. The Group is confident that this strategic approach has enabled it to avoid most of the teething problems common with the introduction of new and complex technology, and will provide long-term strategic advantage. The Group is confident that SUNDAY is ready and when the timing is right, SUNDAY will be successful in the 3G era.

Management Discussion
and Analysis

LIQUIDITY AND FINANCIAL RESOURCES
The Group recorded a net cash inflow of HK$88 million from operating activities during the six months ended 30th June 2004, compared with a net cash inflow of HK$130 million for the corresponding period of 2003. The decrease was mainly attributable to a decrease in revenues. During the period, the capital expenditure and working capital requirements of the Group were mainly funded by cash flow generated from operating activities. Capital expenditure incurred during the period in respect of enhancement of the 2G/2.5G mobile network amounted to HK$41 million. Capital expenditures incurred for 3G rollout amounted to HK$40 million, including HK$25 million capitalised 3G licence fees.

In May 2004, Mandarin Communications Limited (“Mandarin”), the main operating subsidiary, and the Company entered into the Supply Contract of HK$859 million with Huawei Tech. Investment Co., Limited (“Huawei Tech.”), a subsidiary of Huawei, and the Facility Agreement in respect of the provision of long-term financing required for the rollout of the 3G network under the Supply Contract. The Facility Agreement comprises:

(a)	a HK$859 million equipment supply facility with a term of 7.5 years. The facility is available for drawdown against invoices issued under the Supply Contract and is repayable by eight semi-annual instalments commencing 4 years from the date of the Facility Agreement.

(b)	a HK$500 million general facility to replace the term loan (New Loan) of the same amount extended by Huawei Tech. in January 2004. The term of the general facility is 2.5 years from the original drawdown of the New Loan.

(c)	a 3G performance bond facility for the issuance of the performance bonds required by OFTA under the terms of the 3G licence in the years 2004 – 2010 inclusive in an amount equal to the following five years’ spectrum utilisation fees payable to OFTA after deducting payments already made.

Huawei Tech. has been granted a security package with terms that are standard for such project financing arrangements. Also, associated with this transaction are presentations, financial covenants and general covenants, customary to transactions of this nature.

As at 30th June 2004, the Group had net debt (New Loan less cash reserves) of HK$378 million, compared with HK$493 million as at 30th June 2003. The net debt to equity ratio was reduced to 53% as at 30th June 2004 from 72% as at 30th June 2003.

FOREIGN EXCHANGE EXPOSURE
Substantially all the Group’s revenues, expenses, assets and liabilities are denominated in Hong Kong dollars. The international roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights (SDR) and the net SDR-denominated payables were insignificant as at 30th June 2004. The Group does not anticipate significant foreign exchange losses as long as the Hong Kong SAR Government’s policy to peg the Hong Kong dollar to the U.S. dollar remains in effect. The Group will continue to monitor its foreign exchange exposure and market conditions to determine if any hedging is required.

Management Discussion
and Analysis

EMPLOYEES AND SHARE OPTION SCHEMES
The Group employed 768 full-time employees as at 30th June 2004, of which 502 employees were in Hong Kong and 266 employees were in Shenzhen. Total salaries and related costs incurred during the six months ended 30th June 2004 amounted to HK$68 million, which was 7% less than that incurred during the corresponding period of 2003. The Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performances. Other staff benefits include provident fund schemes, subsidised medical care and subsidies for external educational and training programmes.

No share options were granted or exercised during the six months ended 30th June 2004. Details of the share options outstanding as at 30th June 2004 are as follows:

		Options
	Options	lapsed	Options
	held at	during	held at	Exercise
	1st January	the period	30th June	price	Grant	Exercisable
	2004	(Note)	2004	HK$	date	until

Continuous contract	13,682,357	295,705	13,386,652	3.05	23/03/2000	22/03/2010
employees	14,308,252	341,705	13,966,547	1.01	31/05/2000	30/05/2010
	296,844	23,000	273,844	3.05	31/05/2000	30/05/2010
	1,785,050	255,775	1,529,275	1.01	19/01/2001	18/01/2011

	30,072,503	916,185	29,156,318

Note: These share options lapsed during the period upon the cessation of employment of certain employees.

APPRECIATION
The Group would like to thank its fellow directors and all employees for their hard work and commitment to the Group. The Group also thank its bankers, advisers, suppliers and shareholders for their continued support of SUNDAY.

Other Information

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS IN SECURITIES
As at 30th June 2004, none of the Directors or chief executive of the Company had any interest or short position, in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”)) as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

None of the Directors or the chief executive of the Company nor their spouses or children under 18 years of age had any interests in, or had been granted or exercised, any rights to subscribe for any securities of the Company or any of its associated corporations during the period under review.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS IN THE COMPANY
According to the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO, the parties (other than a Director or chief executive of the Company), directly or indirectly, interested or deemed to be interested in 5% or more of the nominal value of the issued share capital of the Company as at 30th June 2004 were as follows:

		Number of	Percentage of
Name of shareholders	Note	shares	Shareholding

Distacom Communications Limited (“Distacom”)	1	1,380,000,000	46.2%
Distacom International Limited	1	1,380,000,000	46.2%
Sinomax Capital Limited	1	1,380,000,000	46.2%
USI Holdings (B.V.I.) Limited	2	390,632,000	13.1%
USI Holdings Limited	2	390,632,000	13.1%
Huawei Tech. Investment Co., Limited		239,784,000	8.0%

Notes:

(1)	These interests were held through Distacom’s wholly-owned subsidiary, Distacom Hong Kong Limited. Each of Distacom International Limited and Sinomax Capital Limited, by virtue of their respective corporate interests in Distacom, was taken to be interested in the same 1,380,000,000 shares in which Distacom was interested. These shares therefore duplicate each other.

(2)	These interests were held through USI Holdings (B.V.I.) Limited’s wholly-owned subsidiary, Townhill Enterprises Limited. USI Holdings Limited was taken to be interested in the same 390,632,000 shares in the Company by virtue of its corporate interests in USI Holdings (B.V.I.) Limited. These shares therefore duplicate each other.

According to the document filed with the Securities and Future Commission in the United States, USI Holdings Limited holds 410,134,000 shares, representing 13.7% of the issued share capital of the Company as at 30th June 2004.

(3)	All the interests disclosed under this Section represent long position in the shares of the Company.

Save as disclosed above, the Company has not been notified of any interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations which would fall to be disclosed to the Company pursuant to Section 336 of the SFO.

Other Information

CORPORATE GOVERNANCE
Code of Best Practice
SUNDAY is committed to ensuring high standards of corporate governance in the interests of shareholders and takes care to identify practices designed to achieve effective oversight, transparency and ethical behaviour.

The Company has complied throughout the six months ended 30th June 2004 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company’s Articles of Association.

Securities Dealing Code
In March 2004, the Company has revised its Securities Dealing Code to align with the Model Code for Securities Transactions by Directors of Listed Issuers (“Model Code”) of The Stock Exchange of Hong Kong Limited. Having made specific enquiry of all Directors, the Directors have complied with the required standard set out in the Model Code and the Securities Dealing Code.

Audit Committee
The Audit Committee of the Board of Directors was established with written terms of reference that set out the authorities and duties of the committee adopted by the Board. The committee re-assesses the Audit Committee Charter on annual basis. The committee comprises three independent Non-executive Directors and a Non-executive Director. One of these Directors, Mr. John William Crawford, has appropriate professional qualifications and experience in financial matters. None of the members of the committee has any personal financial interests (other than as shareholders) or conflicts of interest arising from day-to-day involvement in the running of the business.

During the period under review, the committee met regularly with the external auditors and the Group’s internal audit personnel and management, approved the nature and scope of both statutory and internal audits for the year, considered and approved the accounts and reviewed the adequacy and effectiveness of the accounting and financial controls of the Group. The committee also followed up with management regularly on the management actions arising from the audits.

The committee has reviewed the condensed interim accounts and this interim report, and was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong and the United States. This interim report has not been audited but has been reviewed by the Company’s external auditors.

Committee and Board Meetings
Since 1st January to 13th September 2004, both the Board of Directors and the Audit Committee have met twice. The Executive Management Committee has met nine times in addition to frequent informal meetings with the senior management.

PURCHASE, SALE OR REDEMPTION OF SHARES
During the six months ended 30th June 2004, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s shares.

By Order of the Board
Janet Ching Man Fung
Company Secretary

Hong Kong, 13th September 2004

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

RESIGNATION OF DIRECTOR

The Board of Directors (the “Board”) of SUNDAY Communications Limited (the “Company”) announces that due to personal reason, Mr. Simon Murray resigned as a Non-executive Director of the Company with effect from 24th September 2004.

The Board would like to express its sincere gratitude to Mr. Murray for his valuable contribution to the Company during the tenure of his service. Mr. Murray has confirmed that there is no disagreement with the Board and that there is no other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
Janet Ching Man Fung
Company Secretary

Hong Kong, 4th October 2004

As at the date of this announcement, the Board comprises:

Executive Directors Mr. Richard John Siemens (Co-Chairman) Mr. Edward Wai Sun Cheng (Co-Chairman) Mr. William Bruce Hicks (Group Managing Director) Mr. Kuldeep Saran Mr. Andrew Chun Keung Leung	Non-executive Directors Mr. Kenneth Michael Katz Mr. Hongqing Zheng Independent Non-executive Directors Mr. John William Crawford Mr. Henry Michael Pearson Miles Mr. Robert John Richard Owen

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY Communications Limited
By:	/s/ Janet Ching Man Fung
	Name:	Janet Ching Man Fung
	Title:	Company Secretary

Date: October 11, 2004